September 17, 2024

Jeffrey Meckler
Chief Executive Officer
Indaptus Therapeutics, Inc.
3 Columbus Circle
15th Floor
New York, NY 10019

        Re: Indaptus Therapeutics, Inc.
            Registration Statement on Form S-1
            Filed September 12, 2024
            File No. 333-282069
Dear Jeffrey Meckler:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Lisa Martin